FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 8, 2005

Commission File Number  001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. February 2005 Consolidated Revenues Totaled NT$11.5 Billion”, dated March 8, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: March 8 , 2005	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. February 2005 Consolidated Revenues Totaled NT$11.5 Billion

Issued by: AU Optronics Corp.
Issued on: March 8, 2005

Hsinchu, Taiwan, March 8, 2005 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced preliminary consolidated net sales of NT$11,517 million and unconsolidated net sales of NT$11,511 million for the month of February 2005.

Preliminary February shipments of large-sized panels(a) for applications such as desktop monitor, notebook PC, LCD TV, and other applications decreased by 5.0% M-o-M to 1.81 million, due to Chinese New Year and less working days in February. Shipments of small- and medium-sized panels recovered from seasonal weakness, up 9.6% from January 2005 to reach 2.75 million.

In addition, downward adjustments in average selling prices for notebook PC and LCD TV panels resulted in lower blended ASP for large-sized panels. Consequently, unaudited consolidated revenues for the month of February 2005 decreased by 9.3% sequentially, while unconsolidated net sales fell 9.3% . On a year-over-year basis, consolidated revenues fell 13.5%, while unconsolidated net sales fell 7.8% .

(a)	Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches

Sales Report: (Unit: NT$ million)
Net Sales (1) (2)	Consolidated (3)	Unconsolidated
February 2005	11,517	11,511
January 2005	12,702	12,690
M-o-M Growth	-9.3%	-9.3%
February 2004	13,317	12,480
Y-o-Y Growth	-13.5%	-7.8%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corporation, AU Optronics (L) Corporation, and AU Optronics (Suzhou) Corporation.

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ABOUT AU OPTRONICS

AU Optronics Corporation (“AUO”) is the world’s third largest manufacturer of large-size thin film transistor liquid crystal display panels (TFT-LCD), dominating approximately 13.6%(1) of global market share and generated net income of NT$168.1Billion (US$5.3 bn)(2) in 2004. AUO currently operates one 6th-generation, one 5th-generation, one 4th-generation, and three 3.5 -generation TFT- LCD fabs, in addition to four module assembly facilities and a R&D fab. specializing in low temperature poly silicon TFT and organic LED. Currently the most widely used flat panel display technology, AUO is one of few top-tier TFT-LCD manufacturer globally, able to offer a wide range of small to large sized (1.5” -46”) TFT-LCD display panels, which puts it in a unique position to service clients of diversified product applications.

(1)	Display Search September 2004 Report
(2)	Unaudited consolidated and converted to USD by using Fed Noon FX Rate dated December 31st , 2004 of NT$31.74 : US$1.

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730
Email:yawenhsiao@auo.com